UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces divestment of Cherne and Bagre fields

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Rio de Janeiro, August 4, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on the disclosures made on April 17, 2024, and April 25, 2024, announces that it has concluded today the transfer of its entire participation (100%) in the Cherne and Bagre fields, located in shallow waters in the Campos Basin, to Perenco Petróleo e Gás do Brasil Ltda (“Perenco”).

The Cherne and Bagre fields had their production halted in March 2020, and their respective production facilities have been mothballed since then. The transfer of these fields to Perenco includes compensation adjustments to be paid by Petrobras related to the asset’s integrity and brings the prospect of resuming production by the new operator, offering an alternative to their decommissioning by Petrobras.

Petrobras’ own employees involved in the operation of these assets will be relocated to other operations within the company.

This disclosure is in accordance with Petrobras’ internal regulations and applicable legislation.

About the Cherne and Bagre fields

The Cherne and Bagre fields were acquired through the Zero Round of the National Agency of Petroleum, Natural Gas and Biofuels (ANP). The fields are located in the Campos Basin, 73 km offshore from the state of Rio de Janeiro, in water depths ranging from 108 to 150 meters. Until production was halted in March 2020, the Cherne and Bagre fields produced through the PCH-1 and PCH-2 platforms, which are currently mothballed.

About Perenco

Perenco Petróleo e Gás do Brasil Ltda is a subsidiary of Perenco S.A., one of the largest independent oil and gas companies, with operations in 13 countries. In Brazil, Perenco has been operating the Carapeba, Pargo and Vermelho fields since 2019, which make up the Pargo Pole, located in shallow waters in the Campos Basin.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer